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                              June 23, 2022

       Mostafa Kandil
       Chief Executive Officer
       Swvl Holdings Corp
       The Offices 4, One Central
       Dubai World Trade Center
       Dubai, United Arab Emirates

                                                        Re: Swvl Holdings Corp
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 27, 2022
                                                            File No. 333-264416

       Dear Mr. Kandil:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1 Filed May 27, 2022

       Prospectus Summary, page 2

   1. We note your acquisition of Volt Lines and entry into a definitive agreement to acquire
                                                        Zeelo. Considering it
appears that such acquisitions will involve the issuance of shares that will be registered
for resale in the future, enhance your disclosure to acknowledge the further dilution to
shareholders as a result of such transactions.
       General

   2. We note your response to comment 8 and your amended disclosure on pages 41 and 42.
                                                        With respect to your
risk factor on page 42, we note your amended disclosure speaks
 Mostafa Kandil
Swvl Holdings Corp
June 23, 2022
Page 2
      specifically to the "securities being offered pursuant to this prospectus." However, where you discuss future resales which may affect market price, even if the business is doing well, it seems material to acknowledge the role that your committed equity financing may have on market price. Please revise.
       Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.



                                                           Sincerely,
FirstName LastNameMostafa Kandil
                                                           Division of
Corporation Finance
Comapany NameSwvl Holdings Corp
                                                           Office of Trade &
Services
June 23, 2022 Page 2
cc:       Nicholas A. Dorsey
FirstName LastName